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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ---------------------------------
                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            ALLIANT TECHSYSTEMS INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class and Securities)

                                   427056 10 6
                      (CUSIP Number of Class of Securities)



                            Israel J. Floyd, Esquire
                Corporate Secretary and Assistant General Counsel
                                 Hercules Plaza
                            1313 North Market Street
                         Wilmington, Delaware 19894-0001
                             Telephone: 302-594-5000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 21, 1997
                          (Date of Event which Requires
                            Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      Check the following box if a fee is being paid with this statement: [ ]

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      (1)   NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            HERCULES INCORPORATED

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      (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

            (a)   [ ]
            (b)   [X]
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      (3)   SEC USE ONLY





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      (4)   SOURCE OF FUNDS

            N/A

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      (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)

            [ ]

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      (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

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             NUMBER OF        (7)   SOLE VOTING POWER
               SHARES               1,084,000
                                    ------------------------------------------
            BENEFICIALLY      (8)   SHARED VOTING POWER
              OWNED BY              0
                                    ------------------------------------------
                EACH          (9)   SOLE DISPOSITIVE POWER
             REPORTING              1,084,000
                                    ------------------------------------------
            PERSON WITH       (10)  SHARED DISPOSITIVE POWER
                                    (0)

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      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,084,000

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      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES

            [X]

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      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.2


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      (14)  TYPE OF REPORTING PERSON

            CO


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Alliant Techsystems Inc., a Delaware corporation ("Alliant" or the "Issuer"). The address of the principal executive offices of the Issuer is 600 Second Street N.E., Hopkins, Minnesota 55343-8384.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Hercules Incorporated, a Delaware corporation ("Hercules" or the "Reporting Person"). Hercules is a diversified, worldwide producer of chemicals and related products.

         The name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the Reporting Person, as well as any executive officer and director of the Reporting Person, are set forth below.

                                          Present Principal
                                          Occupation or
Filing Person                             Employment;
Business Address                          Citizenship

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R. Keith Elliott                          Chairman and Chief Executive Officer
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Vincent J. Corbo                          President & Chief Operating Officer
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001


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George MacKenzie                          Senior Vice President and
Hercules Incorporated                     Chief Financial Officer
Hercules Plaza                            USA
1313 North Market Street
Wilmington, DE 19894-0001

Richard G. Dahlen                         Vice President and General Counsel
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Israel J. Floyd                           Corporate Secretary and
Hercules Incorporated                     Assistant General Counsel
Hercules Plaza                            USA
1313 North Market Street
Wilmington, DE 19894-0001

John M. Bondur                            Vice President, Human Resources
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Dominick W. DiDonna                       Senior Vice President &
Hercules Incorporated                     International General Manager,
Hercules Plaza                            Paper Technology
1313 North Market Street                  USA
Wilmington, DE 19894-0001

Reid J. Frazier                           Vice President and General Manager,
Hercules Incorporated                     Aqualon Division
Hercules Plaza                            USA
1313 North Market Street
Wilmington, DE 19894-0001


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Vikram Jog                                Vice President and Controller
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Jan M. King                               Vice President and Treasurer
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

C. Doyle Miller                           Senior Vice President
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

James R. Rapp                             Vice President, Corporate Relations
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001

Harry J. Tucci                            Vice President, Corporate Development
Hercules Incorporated                     USA
Hercules Plaza
1313 North Market Street
Wilmington, DE 19894-0001


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Richard M. Fairbanks, III                 Director, USA
1800 K Street, NW, Suite 400
Washington, DC 20006-2202

Edith E. Holiday                          Director, USA
3239 38th Street, NW
Washington, DC 20016-3728

Robert G. Jahn                            Director, USA
Princeton University
D-334 Engineering Quadrangle
Princeton, NJ 08544-0001

Gaynor N. Kelley                          Director, USA
1448 Lake Shore Drive, North
Apartment 12 A/B
Chicago, IL 60610

Ralph L. MacDonald, Jr.                   Director, USA
1890 South 14th Street
Suite 110
Amelia Island, FL 32034-4730

H. Eugene McBrayer                        Director, USA
4802 East Mercer Way
Mercer Island, WA 98040-4736

Peter McCausland                          Director, USA
P. O. Box 6675
Radnor, PA 19087-8675

Paula A. Sneed                            Director, USA
3 Lakes Drive
Northfield, IL 60093-9999

         During the last five years, neither the Reporting Person nor any person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person or any person listed above been a party to a civil proceeding of a judicial or administrative body of


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competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

         Not applicable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)(b) Hercules beneficially owns 1,084,000 shares of Common Stock, representing approximately 8.2% of the 13,122,535 shares of such class of securities outstanding as of October 17, 1997.

         (c) Effective November 17, 1997, the Issuer filed a registration statement with the Securities and Exchange Commission covering 2,812,069 shares of the Issuer's common stock (the "Shares") owned by the Reporting Person. Thereafter, a public offering of 2,778,069 of the Shares was effected in a transaction underwritten by Morgan Stanley & Co., SBC Warburg Dillon Read Inc., Morgan Stanley & Co. International Limited and Swiss Bank Corporation acting as representatives for various United States and international underwriters. The transaction was consummated November 21, 1997, at a price of $55.32 per Share.

        On November 18, 1997 R. Keith Elliott, Chairman and Chief
Executive Officer of Hercules, exercised options to purchase 58,000 shares of the Issuer's Common Stock and sold the shares thus acquired on the open market. These options had been awarded to Mr. Elliott by Alliant in his capacity as the non-employee Chairman of Alliant's Board of Directors. Mr. Elliott currently holds 3,700 shares of the Issuer's common stock.

        Vincent J. Corbo, President and Chief Operating Officer of Hercules, owns 600 shares of the Issuer's common stock; and Gaynor N. Kelley, director of Hercules, owns 2,700 shares of the Issuer's common stock.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Pursuant to an agreement dated October 24, 1997, between the Issuer and the Reporting Person, the Issuer and the Reporting Person may each exercise a series of put and call options during 1998 in which the Issuer may repurchase the 1,084,000 shares of Common Stock currently owned by the Reporting Person.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement dated as of October 24, 1997, between Alliant and Hercules


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   ______________________           HERCULES INCORPORATED


                                    By:   ____________________________________
                                          Israel J. Floyd
                                          Corporate Secretary and
                                          Assistant General Counsel


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                                  EXHIBIT INDEX


 1. Agreement dated as of October 24, 1997, between Alliant Techsystems Inc. and Hercules Incorporated



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